POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Changes in Affiliates (Addition)

.EX-99.1

Changes in Affiliates (Addition)

POSCO MEXICO, which is a subsidiary of POSCO, has established POSCO-MESDC.

1. Purpose of the Company: To service a package distribution (cargo-working, storing, and inland transporting) for imports and exports of POSCO MEXICO

2. Total Number of Affiliated Companies after Additional Affiliation: 103

3. Details:

• Company Name: POSCO MEXICO

• Total Asset (KRW): 1,599,074,400

• Total Equity (KRW): 1,599,074,400

• Total Liabilities (KRW): -

• Total Capital (KRW): 1,599,074,400

• POSCO MEXICO owns 51.00% stake of POSCO-MESDC.